Exhibit 23.2

Consent of Independent Accountants

The Board of Directors
FuelCell Energy, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-8 of FuelCell Energy, Inc. of our report dated December 9, 2002, relating to the consolidated balance sheets of FuelCell Energy, Inc. as of October 31, 2002 and 2001 and the related consolidated statements of loss, changes in shareholders' equity and cash flows for each of the years in the three-year period ended October 31, 2002, which report appears in the October 31, 2002 annual report on Form 10-K and on Form 10-K/A of FuelCell Energy, Inc.

/s/ KPMG LLP

Hartford, Connecticut
October 30, 2003